ISRAELI HISTORICAL SIGHT SEEING CO.
Israeli Historical Sight Seeing Co.
Rechov Nachal Zohar 10
Ramat Beit Shemesh, Israel
Telephone: 011-972-3-052534466

July 17, 2008

BY EDGAR AND
FACSIMILE (202) 772-9205

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Ms. Julie Bell

Re:           Israeli Historical Sight Seeing Co.
Registration Statement on Form S-1
Filed on June 3, 2008
File Number 333-151388

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Israeli Historical Sight Seeing Co. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 9:00am on Tuesday, July 22, 2008 or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.           The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

                                              Very truly yours,

ISRAELI HISTORICAL SIGHT SEEING CO.

By: /s/ Mark Wallerstein
Name: Mark Wallerstein
Title: President, Chief Executive Officer, Secretary and and Director
(Principal Executive Financial and Accounting Officer)